September 23, 2022

VIA ELECTRONIC FILING

Ruairi Regan

Pam Howell

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C. 20549

Re:	Birgo Reiturn Fund LLC (“Birgo Reiturn Fund”)

Amendment No. 6 to Offering Statement on Form 1-A filed September 19, 2022

File Number: 024-11783

Dear Mr. Regan & Ms. Howell:

Pursuant to Rule 252(e) of the Securities Act of 1933, as amended, Birgo Reiturn Fund hereby requests acceleration of the qualification date of the above-referenced Offering Statement on Form 1-A to 1:00 p.m., Eastern Time, on Monday, September 26, 2022, or as soon thereafter as is practicable.

If you have any questions regarding the matters discussed above, please do not hesitate to contact our counsel Charles R. Berry, at (480) 684-1302.

Very truly yours,

BIRGO REITURN FUND LLC
By: Birgo Reiturn Fund Manager LLC
Its: Manager

By:	/s/ Andrew Reichert
Andrew Reichert
Chief Executive Officer

cc:	Dan Croce

Charles R. Berry